Exhibit 99.93

Consent of David B. Hawkins

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Orla Mining Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Prospectus Supplement dated March 30, 2020 to the Short Form Base Shelf Prospectus dated March 11, 2019
(b)	Management's discussion and analysis for the year ended December 31, 2019;
(c)	Annual Information Form for the year ended December 31, 2019;
(d)	Management's discussion and analysis for the three and Nine months ended September 30, 2019;
(e)	Management's discussion and analysis for the three and six months ended June 30, 2019;
(f)	News Release date August 7, 2019;
(g)	NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico dated June 25, 2019;
(h)	News Release date June 25, 2019.

/s/ David B. Hawkins
David B. Hawkins, C.P.G.

Dated: November 30, 2020